SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM U-6B-2

Certificate of Notification
of
The Connecticut Light and Power Company
with respect to Financing of Pollution Control Facilities


Certificate is filed by:  The Connecticut Light and Power Company (the
"Company").

	This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

	Reference is made to File Number 040-00403 and the Company's Forms U-6B-2 filed on May 22, 1996, January 31, 1997, January 21, 1998, and December 9, 1998, (the "Original Forms") describing the transactions entered into on May
21, 1996, January 23, 1997, January 21, 1998, and December 9, 1998. Except as otherwise defined herein, terms used herein shall have the meanings set forth in the Original Forms.

	Type of the security or securities:   See Original Forms for general
description. On November 5, 1999, the Company, Societe Generale, New York Branch (the "Standby Bank"), and State Street Bank and Trust Company, as successor trustee (the "Trustee"), entered into Amendment No. 3 dated November 5, 1999 ("Amendment No. 3") to the Standby Bond Purchase Agreement dated January 23, 1997, as amended, among the Company, the Standby Bank, and the Trustee. Pursuant to Amendment No. 3 the expiration date of the liquidity facility issued by the Standby Bank in support of the Bonds was extended from December 7, 1999 to November 3, 2000.

2 through 15.  See Original Forms.

				THE CONNECTICUT LIGHT AND POWER COMPANY


			        By /s/ Randy A. Shoop
				     Randy A. Shoop
                                                      Treasurer


Date:  November 15, 1999